FOR IMMEDIATE RELEASE

Alamos Gold Inc.
Brookfield Place, 181 Bay Street, Suite 3910, P.O. Box #823
Toronto, Ontario M5J 2T3
Telephone: (416) 368-9932 or 1 (866) 788-8801

All amounts are in United States dollars, unless otherwise stated.

Alamos Gold Provides Notice of First Quarter 2025 Results
and Conference Call, and Annual General and Special Meeting of Shareholders

Toronto, Ontario (April 1, 2025) – Alamos Gold Inc. (TSX:AGI; NYSE:AGI) (“Alamos” or the “Company”) plans to release its first quarter 2025 financial results after market close on Wednesday, April 30, 2025. Senior management will host a conference call on Thursday, May 1, 2025 at 11:00 am ET to discuss the results. The Company will hold its 2025 Annual General and Special Meeting of Shareholders (the “Annual Meeting”) on Thursday, May 29, 2025.

Notice of First Quarter 2025 Results and Conference Call

Participants may join the conference call via webcast or through the following dial-in numbers:

Toronto and International:	(416) 406-0743
Toll free (Canada and the United States):	(800) 898-3989
Participant passcode:	7495836#
Webcast:	www.alamosgold.com

A playback will be available until June 1, 2025 by dialling (905) 694-9451 or (800) 408-3053 within Canada and the United States. The pass code is 8101878#. The webcast will be archived at www.alamosgold.com.

Notice of Virtual Annual General and Special Meeting of Shareholders

Alamos Gold will hold its Annual General and Special Meeting of Shareholders on Thursday, May 29, 2025 beginning at 4:00 pm ET. The meeting will be held virtually via a live webcast and can be accessed at 2025 AGM. The link to the meeting will also be accessible at www.alamosgold.com. Senior management will provide a general corporate update followed by an informal question-and-answer session through the webcast platform.

The record date for determining the holders of the Company’s common shares who are entitled to notice of, and to vote at, the Annual Meeting is April 15, 2025. Detailed voting and participation instructions for eligible shareholders will be provided in the Company’s Notice of Annual Meeting of Shareholders and Management Information Circular.

About Alamos

Alamos is a Canadian-based intermediate gold producer with diversified production from three operations in North America. This includes the Island Gold District and Young-Davidson mine in northern Ontario, Canada, and the Mulatos District in Sonora State, Mexico. Additionally, the Company has a strong portfolio of growth projects, including the Phase 3+ Expansion at Island Gold, and the Lynn Lake project

TRADING SYMBOL: TSX:AGI NYSE:AGI

in Manitoba, Canada. Alamos employs more than 2,400 people and is committed to the highest standards of sustainable development. The Company’s shares are traded on the TSX and NYSE under the symbol “AGI”.

FOR FURTHER INFORMATION, PLEASE CONTACT:

Scott K. Parsons
Senior Vice President, Corporate Development & Investor Relations
(416) 368-9932 x 5439
Khalid Elhaj
Vice President, Business Development & Investor Relations
(416) 368-9932 x 5427
ir@alamosgold.com

The TSX and NYSE have not reviewed and do not accept responsibility for the adequacy or accuracy of this release.

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